Exhibit 99.1

Notice of the Annual General Meeting 2021 To the Shareholders of AC Immune SA 1

Date Friday, June 25, 2021 | 11:00am CET

Contents 4 Letter to Shareholders 6 Overview 7 Agenda and proposals 16 Organizational notes 19 Say on Pay Shareholder information on compensation proposal 3

Dear Shareholders, We are pleased to announce AC Immune’s 5th Annual General Meeting (AGM) as a public company. In the context of COVID - 19, and in compliance with the Swiss Federal Council Ordinance 3, we will hold a virtual meeting and invite you to vote through Independent Proxy. As an introduction, we would like to share with you our 2020 annual report to be approved by Shareholders, and where you will find a full description of our activities and financials. https://ir.acimmune.com/events/agm In 2020, AC Immune SA continued to advance its portfolio of novel therapeutic and diagnostic candidates for neurodegenerative d iseases . We reported highly encouraging interim Phase 1b/2a results for our first - in - class anti - phospho - Tau vaccine , which support further development into Phase 2/3. Treatment, and potentially even prevention, of Alzheimer’s disease with a vaccine would be a tremendous paradigm shift enabled by our superior technology. Our anti - Abeta vaccine was also shown to be safe and well tolerated by individuals with Down syndrome in a company - sponsored Phase 1b study. Further studies in this population are currently being planned. We also reported top line Phase 2 results for semorinemab , our investigational anti - Tau antibody candidate in prodromal to mild Alzheimer Disease (AD). These represent the first - ever Phase 2 results for an anti - Tau antibody AD. We also reported the first - ever clinical results for our Morphomer ™ Tau small molecule , which achieved target drug levels in healthy volunteers. We are very proud that our first - in - class positron emission tomography (PET) diagnostic agent targeting pathological TDP - 43 was awarded two competitive grants in 2020, from Target ALS and the EU Joint Programme – Neurodegenerative Disease Research, in addition to ongoing funding for our clinical - stage alpha - synuclein PET tracer from the Michael J. Fox Foundation. Dr. Doug Williams Chairman of the Board of Directors Prof. Andrea Pfeifer CEO of AC Immune SA 4 > Contents > Letter to Shareholders Overview > Agenda and proposals > Organizational notes > Say on Pay

Dr. Doug Williams Chairman of the Board of Directors Prof. Andrea Pfeifer CEO of AC Immune S.A. 5 From an organizational perspective, we were pleased to appoint neurology and psychiatry expert, and established authority on neuroscience and biomarker modalities, Prof. Johannes R. Streffer , as our Chief Medical Officer. In addition, we substantially reinforced our Board of Directors with the appointment of world - renowned immunotherapy pioneer Prof. Carl June , and, more recently, with industry and financial expert Dr. Alan Colowick . During this year’s AGM, we propose to amend our Articles of Association to gain greater flexibility for our business. Specifically, the Board proposes to include the possibility to elect additional Directors, exceeding the current maximum of nine, in cases where it becomes necessary for the Company to comply with nationality, residency or gender requirements under Swiss and foreign laws. Furthermore, we propose some changes to the Company's compensation framework so that it corresponds to one used by most Swiss - listed companies and aligns the compensation architecture with the calendar year. You will find an explanation after each agenda item in the following pages. Last year, the global pandemic impacted various countries where we operate our clinical trials and business operations. We worked proactively with our partners and other stakeholders to mitigate and minimize any negative impact. We’re pleased that we have essentially resumed normal operations at full capacity with minimal disruptions to our business – and most importantly, our employees remain safe. 2020 advancements have only reinforced AC Immune’s commitment towards precision medicine in neurodegenerative diseases. Our vision is to address the heterogeneity of neurodegenerative diseases by pairing earlier, more accurate diagnosis with highly selective treatments focusing on the right target(s), in the right patient, at the right time. Our scientific leadership forms the basis of our comprehensive, industry - leading pipeline, and we look forward to additional value creation through continued execution. While we regret not meeting with you in person during our AGM, we want to express our gratitude for your support during this year of unusual business and worldwide turmoil. We hope that you and your loved ones remain safe, and we encourage you to exercise your voting rights through one of the proxy options available. Yours sincerely, > Contents > Letter to Shareholders Overview > Agenda and proposals > Organizational notes > Say on Pay

Overview 1. Annual Report 2020, Statutory Financial Statements 2020 and IFRS Financial Statements 2020 and Compensation Report 2020 1.1 Approval of Annual Report 2020, Statutory Financial Statements 2020 and IFRS Financial Statements for the Year 2020 1.2 Advisory vote on the Compensation Report 2020 2. Appropriation of Loss 3. Discharge of the Board of Directors and of the Executive Committee 4. Compensation for the Members of the Board of Directors and the Executive Committee 4.1 Binding vote on Total Non - Performance - Related Compensation for Members of the Board of Directors from 1 July 2021 to 30 June 2022 4.2 Binding vote on Equity for Members of the Board of Directors from 1 July 2021 to 30 June 2022 4.3 Binding vote on Total Non - Performance - Related Compensation for Members of the Executive Committee from 1 July 2021 to 30 Jun e 2022 4.4 Binding vote on Total Variable Compensation for Members of the Executive Committee for the current year 2021 4.5 Binding vote on Equity for Members of the Executive Committee from 1 July 2021 to 30 June 2022 5. Re - elections 5.1 Re - election of Members of the Board of Directors 5.2 Re - election of Members of the Compensation, Nomination & Corporate Governance Committee 5.3 Re - election of the Statutory Auditors 5.4 Re - election of the Independent Proxy 6. Amendments of the Articles of Association 6.1 Limit of Number of Directors 6.2 Authorized Share Capital 6.3 Conditional Capital Increase for Employee Benefit Plans 6.4 Remuneration Amendments to the Articles of Association 6 > Contents Letter to Shareholders > Overview > Agenda and proposals > Organizational notes > Say on Pay

Agenda and proposals 7

8 1. Annual Report 2020, Statutory Financial Statements 2020 and IFRS Financial Statements 2020 and Compensation Report 2020 1.1 Approval of Annual Report 2020, Statutory Financial Statements 2020 and IFRS Financial Statements for the Year 2020 The Board of Directors proposes to approve the Annual Report 2020, the Statutory Financial Statements 2020 and the IFRS Financial Statements 2020 and to take note of the Reports of the Auditors. 1.2 Advisory vote on the Compensation Report 2020 The Board of Directors proposes that the Compensation Report 2020 be endorsed (non - binding advisory vote). 3. Discharge of the Board of Directors and of the Executive Committee The Board of Directors proposes that all members of the Board of Directors and of the Executive Committee be discharged from their liabilities for their activities in the financial year 2020. Explanation by the Board of Directors The Compensation Report as filed with the US SEC as Annex 99.4 to the company’s Form 6 - K on March 23, 2021 can be downloaded from the Company’s website: https://ir.acimmune.com/sec - filings It explains the governance framework and the principles underlying the compensation structure at AC Immune. In addition, the Compensation Report sets out the remuneration of the Board of Directors and the AC Immune Executive Committee for 2020 as required under the Swiss Ordinance against Excessive Remuneration of Listed Companies. 2. Appropriation of Loss The Board of Directors proposes the following appropriation: Explanation by the Board of Directors The net loss for the year 2020 is carried forward. Explanation by the Board of Directors The Board of Directors proposes to proceed in one single vote for the discharge of all members of the Board of Directors and of the Executive Committee . In KCHF Accumulated profit (loss) at Jan. 1, 2020 (62’151) Net profit (loss) for the year 2020 (57’824) Accumulated losses brought forward (119’975) Under IFRS accounting standards, the net loss for the business year 2020 amounted to KCHF 61’921. Agenda and proposals > Contents Letter to Shareholders Overview > Agenda and proposals > Organizational notes > Say on Pay

KC H 9 4. Compensation for the Members of the Board of Directors and the Executive Committee 4.1 Binding vote on Total Non - Performance - Related Compensation for Members of the Board of Directors from 1 July 2021 to 30 June 2022 The Board of Directors proposes the approval of the total maximum amount of non - performance - related compensation for the Board of Directors of CHF 689K (cash - based compensation plus pensionable security costs) covering the period from 1 July 2021 to 30 June 2022. 4.2 Binding vote on Equity for Members of the Board of Directors from 1 July 2021 to 30 June 2022 The Board of Directors proposes the approval of the maximum grant of equity or equity linked instruments for the Board of Directors with maximum value of CHF 863K (equity or equity linked instruments at grant value plus pensionable social security costs) from 1 July 2021 to 30 June 2022. 4.3 Binding vote on Total Non - Performance - Related Compensation for Members of the Executive Committee from 1 July 2021 to 30 June 2022 The Board of Directors proposes the approval of the total maximum amount of non - performance - related cash compensation for the Executive Committee, of CHF 3’269K (cash - based compensation plus pensionable social security costs) from 1 July 2021 to 30 June 2022. 4.4 Binding vote on Total Variable Compensation for Members of the Executive Committee for the current year 2021 The Board of Directors proposes the approval of the total maximum amount of variable compensation for the Executive Committee of CHF 1’378K (cash - based compensation plus pensionable social security costs) for the current year 2021. 4.5 Binding vote on Equity for Members of the Executive Committee from 1 July 2021 to 30 June 2022 The Board of Directors proposes the approval of the maximum grant of equity or equity linked instruments for the Executive Committee with maximum value of CHF 4’287K (equity or equity linked instruments at grant value plus pensionable social security costs) from 1 July 2021 to 30 June 2022. Explanation by the Board of Directors Each year, in accordance with our Articles of Association, the Board of Directors (Board) submits to the Annual General Meeting for approval the total maximum amount of compensation for the Board and for the Executive Committee (EC). The Board, upon recommendation of the Compensation and Nomination Committee, decides upon the allocation of compensation to individual members. The approval is in the form of 5 separate votes: 2 for Board remuneration and 3 for EC remuneration. More detailed information on the proposal can be found in the annex entitled “Say - on - Pay: Shareholder Information on Compensation Proposal” > Contents Letter to Shareholders Overview > Agenda and proposals > Organizational notes > Say on Pay

10 5. Re - elections 5.1 Re - election of Members of the Board of Directors The Board of Directors proposes that each of the following persons be re - elected as directors for a term of office until the end of the Annual General Meeting 2022: ▪ Douglas Williams as Member of the Board of Directors and Chairman ▪ Martin Velasco as Member of the Board of Directors and Vice - Chairman And as Members of the Board of Directors: ▪ Peter Bollmann ▪ Alan Colowick ▪ Tom Graney ▪ Carl June ▪ Werner Lanthaler ▪ Andrea Pfeifer ▪ Roy Twyman 5.2 Re - election of Members of the Compensation, Nomination & Corporate Governance Committee The Board of Directors proposes that: ▪ Tom Graney ▪ Martin Velasco ▪ Douglas Williams be re - elected as Members of the Compensation, Nomination & Corporate Governance Committee for a term of office until the end of the Annual General Meeting 2022. 5.3 Re - election of the Statutory Auditors The Board of Directors proposes that PricewaterhouseCoopers SA, in Pully, Switzerland, be re - elected as Statutory Auditors for a term of office of one year. 5.4 Re - election of the Independent Proxy The Board of Directors proposes that Reymond & Associés , Lausanne, represented by Denis Cherpillod, Attorney at Law, be re - elected as Independent Proxy for a term of office until the end of the Annual General Meeting 2022. Explanation by the Board of Directors Only re - elections of current Directors are being proposed. The votes will be conducted on an individual basis. For further information on the proposed candidates, please refer to the section of Company’s website: www.acimmune.com / en /board - of - directors/ > Contents Letter to Shareholders Overview > Agenda and proposals > Organizational notes > Say on Pay

11 6. Amendments of the Articles of Association* The Board of Directors is proposing to the Shareholders to accept certain changes to the Company’s Articles of Association on four topics: ▪ Limit of number of Directors ▪ Extension and addition of Authorized Share Capital ▪ Increase of the Conditional Capital for Employee benefit plans ▪ Remuneration framework for the Board of Directors and Executive Committee 6.1 Limit of Number of Directors The Board of Directors proposes that article 20 paragraph 1 of the Articles of Association (Number of Members, Term of Office) be amended as follows: “The Board of Directors shall consist of at least 3 and not more than 9 members. This maximum number may be exceeded if it is necessary to satisfy nationality, residency and/or gender requirements under Swiss or foreign laws . The Chairman and the Members of the Board of Directors are individually elected by the General Meeting for a term of one year until the end of the next Ordinary General Meeting, provided that he/she does not resign or is not replaced during his /her term.” Paragraph 2 of article 20 of the Articles of Association remains unchanged. Explanation by the Board of Directors According to the current Articles of Association, the number of Directors who can be elected is limited to nine. The Company needs flexibility in the future to enable the increase of the number of its Directors above nine, for instance in order to meet gender requirements recently introduced by Swiss law, or to maintain its Foreign Private Issuer status under US SEC regulations. The change in this section would enable the Board to propose, if necessary, more than nine Directors for election during the Annual General Meeting for 2022 or an Extraordinary General Meeting. * The proposed revisions are highlighted in the full draft Articles of Association, which can be accessed on our website https://ir.acimmune.com/events/agm . This invitation only displays the proposals in English language with the changes in bold font. The official invitation to the 2021 Annual General Meeting, which is also accessible on the same website, features the proposals in both English and French, and is published in the Swiss Official Gazette of Commerce. > Contents Letter to Shareholders Overview > Agenda and proposals > Organizational notes > Say on Pay

6.2 Authorized Share Capital The Board of Directors proposes to extend and add authorized share capital to enable the Board of Directors to issue up to 15’500’000 new registered common shares of CHF 0.02 nominal value each until 25 June 2023, and, accordingly, to amend article 3a (Authorized Capital Increase of Share Capital), paragraph 1, of the Articles of Association, as follows: “The Board of Directors is authorized to increase the share capital, in one or several steps, until 25 June 2023 , by a maximum amount of CHF 310’000 by issuing a maximum of 15’500’000 registered shares with a par value of CHF 0.02 each, to be fully paid up. An increase of the share capital ( i ) by means of an offering underwritten by a financial institution, a syndicate or another third party or third parties, followed by an offer to the then existing Shareholders of the Company and (ii) in partial amounts, shall also be permissible.” The remaining paragraphs of article 3a of the Articles of Association remain unchanged. 6.3 Conditional Capital Increase for Employee Benefit Plans The Board of Directors proposes to increase the conditional capital for the benefit plans of employees and individuals of comparable positions, in the maximum amount of CHF 60’000 by allowing the issuance of 3’000’000 registered common shares of CHF 0.02 nominal value each, and, accordingly, to amend article 3c (Conditional Share Capital Increase for Employee Benefit Plans), paragraph 1, of the Articles of Association, as follows: “The share capital of the Company shall be increased by an amount not exceeding CHF 60’000 through the issue of a maximum of 3’000’000 registered shares, payable in full, each with a nominal value of CHF 0.02, in connection with the exercise of option rights granted to any employee of the Company or a subsidiary, and any consultant, Members of the Board of Directors, or other person providing services to the Company or a subsidiary.” The remaining paragraphs of article 3c of the Articles of Association remain unchanged. 12 Explanation by the Board of Directors The authorized capital is a tool giving the Company flexibility to raise capital on the financial markets without having to convene a General Meeting of the Shareholders, in order to support the Company’s growth plan and to be able to fund the Company’s research and clinical development programs and other strategic projects. The current authorized capital is 9’500’000 shares and will expire on 27 June 2022 if it is not used. The Board recommends to increase this authorized capital to 20% of the outstanding capital for a duration until 25 June 2023 in accordance with Swiss law. This proposed amendment is subject to a qualified majority of two thirds of the votes of the shares represented at the Annual General Meeting. Explanation by the Board of Directors An increase to the conditional share capital for employee benefit plans will allow for future grants of equity to employees to cover the projected mid - term needs. This proposed amendment is subject to a qualified majority of two thirds of the votes of the shares represented at the Annual General Meeting. > Contents Letter to Shareholders Overview > Agenda and proposals > Organizational notes > Say on Pay

13 6.4 Remuneration Amendments to the Articles of Association The Board of Directors proposes the amendment of certain articles in the Articles of Association covering the remuneration of the members of the Board of Directors and of the Executive Committee in the following articles. ▪ The Board of Directors proposes to amend article 18 (Votes on Compensation), amending paragraph 1 and to add a new paragraph 4, of the Articles of Association: Paragraph 1: “The General Meeting shall approve annually and separately the proposals of the Board of Directors in relation to the maximum aggregate amount of: a) compensation of the Board of Directors for the period until the next Ordinary General Meeting; b) compensation of the Executive Committee for the following financial year.” Paragraph 4: “The Board of Directors shall submit the Compensation Report to an advisory vote of the General Meeting.” Paragraphs 2 and 3 of article 18 of the Articles of Association remain unchanged. Explanation by the Board of Directors The proposals in this section 6.4 are for the adjustment of the compensation system of the Company to a more common framework which is in line with that of many Swiss - listed companies and which aligns the compensation architecture to that of the calendar year. The proposal to the Shareholders is for a single vote on all amendments of these Articles of Association in this Agenda item 6.4 as they are interrelated. Explanation by the Board of Directors Paragraph 1 is the key provision for the proposed change to the compensation system, i.e., one vote each with respect to the maximum aggregate amount of compensation for a) the Board of Directors for their period of office and b) the Executive Committee for the following financial year. Paragraph 4 is added to conform with Company’s current practice. ▪ The Board of Directors proposes to amend article 8 (Powers), paragraph 1 lit. e), of the Articles of Association: “e) to approve the aggregate amounts of compensation of the Board of Directors and the Executive Committee in accordance with article 18 of the Articles of Association ;” The remaining clauses in article 8 of the Articles of Association remain unchanged. Explanation by the Board of Directors This article refers to aggregate amounts of total compensation in accordance with article 18. References to articles 33 and 34 have been removed. > Contents Letter to Shareholders Overview > Agenda and proposals > Organizational notes > Say on Pay

14 ▪ The Board of Directors proposes the addition of new section XI. “Transitional Provisions” in the Articles of Association: “XI.TRANSITIONAL PROVISIONS Article 47. Transitional Provisions concerning the Compensation of the Executive Committee “In the event that no vote was taken prior to the Ordinary General Meeting 2022 with respect to ( i ) and (ii) below, the Shareholders shall vote, at the Ordinary General Meeting 2022, among other things, separately on the approval of the proposals of the Board of Directors in relation to ( i ) the maximum aggregate amount of compensation of the Executive Committee for the following financial year 2023 in accordance with the amended articles 8 paragraph 1 lit. e) and 18 of the Articles of Association approved by the Ordinary General Meeting held on 25 June 2021 and the articles 33 and 35 of the Articles of Association, and (ii) the total maximum amount of compensation of the Executive Committee for: a) the non - performance - related compensation of the Executive Committee Explanation by the Board of Directors This new article is needed to provide a mechanism to adjust the reference period for the compensation of the members of the Executive Committee to calendar years. As the compensation periods for the Executive Committee to be covered by the proposed change to article 18 will deviate from the current ones, the transitional provisions will bridge the period from July 1, 2022, through December 31, 2022. This article will expire on 31 December 2022. for the 6 - month period starting on 1 July 2022 to 31 December 2022; b) the variable compensation for the Executive Committee for the 12 - month period starting on 1 January 2022 to 31 December 2022; and c) the grant of equity in the Company to the Executive Committee for the 6 - month period starting on 1 July 2022 to 31 December 2022, in accordance with articles 18 paragraph 2 and 3, 33 as well as 35 of the Articles of Association.” > Contents Letter to Shareholders Overview > Agenda and proposals > Organizational notes > Say on Pay

15 ▪ The Board of Directors proposes that paragraphs 3 and 4 (Compensation Committee), be added to article 28 of the Articles of Association: Paragraph 3: “If there are vacancies on the Compensation Committee, the Board of Directors may appoint substitutes from amongst its Members for the remaining term of office.” Paragraph 4: “The Board of Directors shall elect a Chairman of the Compensation Committee.” Paragraphs 1 and 2 of article 28 of the Articles of Association remains unchanged. ▪ The Board of Directors proposes the modifications of article 41 (Option and Share Plans), paragraph 1 and lit. a), lit. d), lit. e) and lit. f) of the Articles of Association: “Under the Company's Long - Term Incentive Plan , the Board of Directors, upon proposal of the Compensation Committee, allocates the participating members of the Executive Committee and the Board of Directors a fixed number of options or shares with a vesting or blocking period (the vesting period). At the end of the vesting period, participants in the Long - Term Incentive Plan are entitled to exercise the options granted against payment of the strike price. These options to acquire shares in the Company or the shares allocated are subject to the basic principles set out in the following: “a) it is the sole discretion of the Board of Directors to decide whether to allocate options or shares and to whom and to determine the valuation of each compensation element on the basis of the principles that apply to the establishment of the Compensation Report ;” “d) in the case of a change of control (as defined in the Long - Term Incentive Plan ) or delisting of the Company's shares, the vesting period shall end (accelerated vesting) and the participant shall be entitled to exercise the options on a pro rata basis on the day the transaction that led to the change of control or delisting was executed. It is at the sole discretion of the Board of Directors to decide upon proposal of the Compensation Committee whether the financial objectives have been met; e) the individual members of the Executive Committee or the Board of Directors participating in the Long - Term Incentive Plan are responsible for paying any taxes or social security contributions and for declaring income correctly to the authorities; f) it is at the sole discretion of the Board of Directors to decide whether to supplement the Long - Term Incentive Plan within the bounds of the principles set out above or to discontinue it.” Paragraph 1 lit. b) and lit. c) and paragraph 2 of article 41 of the Articles of Association remain unchanged. Explanation by the Board of Directors The amendments proposed in these articles are mere clarifications and standard procedure corresponding to the Company’s current practice. Explanation by the Board of Directors The clarification that the Board of Directors determines the valuation of each compensation element corresponds to the Company’s current practice. The new terminology in lit. d), e) and f) reflects the proposed compensation architecture. > Contents Letter to Shareholders Overview > Agenda and proposals > Organizational notes > Say on Pay

16 Organizational notes

Organizational notes Availability of Annual Report and Compensation Report for 2020 The Annual Statutory Financial Statements and the IFRS Financial Statements, the Compensation Report as well as the Reports of the Auditors for 2020 may be downloaded from the Company’s website at https://ir.acimmune.com/events/agm or you may order a printed copy via email at agm@acimmune.com indicating your mailing address. Please note that the Annual Report is only available in English. Exercise of voting rights and representation Due to Coronavirus restrictions, Shareholders are not permitted to attend the AGM in person. Based on article 27 of the Swiss Federal Council's "Ordinance 3 on Measures to Combat the Coronavirus (COVID - 19)" of 19 June 2020, as subsequently amended, the Board of Directors resolved that the Shareholders can exercise their rights at the Annual General Meeting 2021 (AGM) exclusively through the Independent Proxy : Reymond & Associés , represented by Mr. Denis Cherpillod, of Lausanne, Switzerland. Only Shareholders holding shares as of 17 May 2021, are eligible to vote their shares. New shares acquired between 18 May and 25 June 2021 do not qualify. Invitation Shareholders who are registered with Computershare Trust Company N.A. (“Computershare”) will receive their AGM invitation and a personalized Proxy Card from Computershare. Shareholders who hold their shares through their broker or bank (“Beneficial Owners”), should receive these materials through their broker or bank and should be able to vote on the broker/bank portal. Voting: electronic voting or use of Proxy Card The Company recommends that registered Shareholders vote electronically through the Computershare portal with the individual Shareholder number or, for “Beneficial Owners”, using the portal of their bank or broker. Electronic voting instructions must be given no later than 23 June 2021 at 11:59 PM, US Eastern Standard Time. Shareholders who do not wish to vote electronically may give their written instructions to the Independent Proxy by sending him their filled and signed Proxy Card at the email address independentproxy@acimmune.com or at the postal address: Reymond & Associés , represented by Mr. Denis Cherpillod , Avenue de la Gare 1, PO 7255, 1002 Lausanne, Switzerland, for delivery no later than 25 June 2021 at 05:00 AM, US Eastern Standard Time. Please allow appropriate time for delivery given the strain on public resources. Shareholders who are “Beneficial Owners” on 17 May 2021 will be requested to attach to their signed Proxy Card (i) a declaration of honor, confirming that they have not voted via the Independent Proxy electronically, and (ii) a most recent bank statement establishing the number of shares in their nominal ownership. If for any reason Shareholders have not received an Invitation or their Proxy Card, they may download a model Proxy Card from the Company’s website at: https://ir.acimmune.com/events/agm Once received by the Independent Proxy, voting instructions may not be changed by Shareholders. Should the Independent Proxy receive voting instructions from Shareholders both electronically and in writing, only the electronic instructions will be taken into account. 17 > Contents Letter to Shareholders Overview Agenda and proposals > Organizational notes > Say on Pay

Legal notes Shareholder motions Motions from Shareholders with regard to agenda items are only permissible if they are submitted before the Annual General Meeting by the respective Shareholders or by an individual proxy acting on their behalf. The Independent Proxy will not act as an individual proxy for this purpose. Publication of the Invitation Per AC Immune's Articles of Association, the official Invitation to the Annual General Meeting 2021 will be published in the Swiss Official Gazette of Commerce (“SOGC”) on or before 4 June 2021. Concurrently with the publication in the SOGC, AC Immune's website “Investors/Annual General Meeting 2021” on https://ir.acimmune.com/events/agm will display a copy of the publication and provide a link to the publication as soon as it is released in the SOGC. 18 Ecublens , AC Immune SA On behalf of the Board of Directors Dr. Douglas Williams Chairman of the Board of Directors > Contents Letter to Shareholders Overview Agenda and proposals > Organizational notes > Say on Pay

19 Say on Pay Shareholder information on compensation proposal

Additional information for the vote on Board compensation and Executive Committee compensation In line with the Swiss Ordinance against Excessive Compensation in Listed Stock Companies and our Articles of Association, the compensation of the Board of Directors and the Executive Committee has to be submitted to a binding Shareholder vote for approval at the AGM. The Shareholders’ approval for the compensation of the Board of Directors relates to the one - year period from 1 July 2021 to 30 June 2022 and consists of two separate votes: ▪ For the total maximum amount of non - performance related (fixed) compensation, and; ▪ For the maximum grant of equity linked instruments 20 The Shareholders’ approval for the compensation of the Executive Committee consists of three separate votes: ▪ For the total maximum amount of non - performance related (fixed) cash compensation for the one - year period from 1 July 2021 to 30 June 2022; ▪ For the total maximum amount of variable compensation for the current calendar year, i.e., 2021; and ▪ For the maximum grant of equity linked instruments for the one - year period from 1 July 2021 to 30 June 2022 Important information with regard to these votes can be found on the following pages. > Contents Letter to Shareholders Overview Agenda and proposals Organizational notes > Say on Pay

Explanation of the calculations of Board compensation for the 2021 AGM – 2022 AGM term of office

The proposed Board compensation structure for the period from the 2021 AGM to the 2022 AGM remains unchanged compared to the previous term of office and is set out in the following table:

Base fee for Board membership for non-executive Directors			Value of Equity grant
Chair of the Board		CHF 87'000	CHF 82'000
Vice-Chair of the Board		CHF 70'000	CHF 74'000
Member of the Board		CHF 54'000	CHF 66'000
Additional fees for non-executive Directors	Chair	Member	
Finance and Audit Committee	CHF 12'000	CHF 6'000	
Compensation, Governance and Nomination Committee	CHF 15'000	CHF 10'000	



Requested compensation amounts for the Board of Directors
Fees
Equity
1800
1600
1400
1200
1000
800
600
400
200
0
626
547
635
565
863
689
2019 AGM for 7 non-executive Board members
2020 AGM for 7 non-executive Board members
2021 AGM for 9 non-executive Board members

The fixed compensation of non-executive Board Members is comprised of a base fee for Board membership and additional fees for roles on Board committees. The fees are paid on a per-term basis in two six-month instalments. In addition, each member of the Board receives an annual equity grant with one-year cliff vesting at the end of the appointed term. Since 2017, newly appointed Board Members receive a one-time initial equity grant which vests annually over three years.

From the 2021 AGM to the 2022 AGM, AC Immune's Board of Directors will be comprised of our CEO and 8 non-executive Members compared to 7 non-executive Members in the prior term of office. Dr Andrea Pfeifer, our CEO, does not receive any additional compensation for her Board membership.

The maximum amounts of non-performance related (fixed) compensation and equity linked instruments of CHF 689K and CHF 863K, respectively, include pensionable social security costs. In addition, both amounts include an allowance for the possibility of an additional Board Member, if required and approved (agenda item 6.4 of the Invitation).



Calendar Year Remuneration for Board of Directors
Fees
Equity
1200
1000
800
600
400
200
0
514
450
552
531
525
522
Jan - Dec 2018 for 6 FTE
Jan - Dec 2019 for 7 FTE
Jan - Dec 2020 for 6.5 FTE

Contents
Letter to Shareholders
Overview
Agenda and proposals
Organizational notes
> Say on Pay

21

Overview of standard compensation elements for EC AC Immune strives to provide competitive compensation and incentives that attract, motivate and retain outstanding talent across the Company. These programs are aligned with our core values, business mission, and the goals of our Shareholders and other key stakeholders and support a positive company culture. Compensation/Incentive Principles ▪ Compensation and incentive programs are designed to align employee actions and motivations with the interests of the rest of AC Immune's Shareholders, support our business objectives and recognize the achievement of key goals and milestones. ▪ We maximize the Executive Committee’s sense of ownership, so that they have a long - term owner's perspective and can see the impact of their effort on our success and receive the benefit of that success through our long - term incentive stock option plan which best aligns their actions and results with those of other Shareholders of the Company. 22 ▪ Benefits: Employment benefits are provided in line with local market practices and legal requirements and include retirement savings and insurances and other allowances (e.g. car). ▪ Incentive Awards: o The Short - Term Incentive (STI) awards focus on AC Immune’s Company Objectives for the financial year and individual performance. Target awards are a percentage of the individual’s annual base salary. The payout is in cash during the first quarter of the year following the performance year. o Long - Term Incentive (LTI) awards are designed to drive sustainable long - term value creation to align EC compensation with Shareholder returns. They are equity based in the form of stock option grants that vest over a period of four years subject to continued employment. LTI awards are set annually. ▪ Compensation and incentive programs are fair and equitable and based on an annual review of market data from appropriate, validated data sources. The peer group companies used for external executive compensation benchmarking represent a blend of European and US companies in the bio - tech industry and provide a good balance of size, market capitalization and from which executive talent is sourced. AC Immune targets the 50th percentile for salary and bonus and the 25th percentile for equity for the Board and Executive Committee. Based on our compensation framework, the Executive Committee’s total compensation is comprised of an annual base salary, benefits, a short - term variable incentive and a long - term fixed incentive. ▪ Annual Base Salary: The base salary reflects each Executive Committee member’s individual role and level of responsibility of the position, performance, experience and potential as well as the market value of their respective roles. > Contents Letter to Shareholders Overview Agenda and proposals Organizational notes > Say on Pay

Explanation of the calculations of EC compensation for the period from 1 July 2021 through 30 June 2022

The maximum amounts of EC compensation to be approved by the Shareholders include:

	Maximum amount in CHF thousands *
Non-performance related (fixed) cash compensation (1)	3269
Variable Compensation (2)	1378
Equity (1)	4287

*All amounts include a 15 % estimate to cover benefits and company-related social security contributions in line with applicable law.

(1) – for the period from 1 July 2021, through 30 June 2022

(2) – for the current calendar year, i.e., 2021

The figures reflect the following:

- No increase in fixed cash compensation through 31 December 2021
- Slight increase in fixed cash compensation as of 1 January 2022
- Variable Compensation Target Bonuses remain unchanged since 2020 AGM and represent 100% of the EC bonus targets for 2021
- Equity awards to target the 25% quartile of our benchmark
- Assume one additional member in EC headcount between 2020 AGM and 2021 AGM

The following charts show the maximum amounts of EC compensation for the past 3 AGMs as previously approved by the Shareholders of AC Immune, compared to the calendar year remuneration disclosed in the Compensation Report. If the Shareholders approve the proposed amendments as per agenda item 6.4 of this invitation, the amounts disclosed in future years will be aligned to the calendar year. As the charts show, the actual calendar year payout is significantly lower than the maximum aggregate amounts of compensation requested at the AGM.



Requested compensation amounts for Executive Committee
Fixed
STI
LTI
10000
8000
6000
4000
2000
0
3126
1195
2407
3496
1133
2778
4287
1378
3269
2019 AGM (July-June)
2020 AGM (July-June)
2021 AGM * (July-June)

* includes one additional position compared to the prior year



Calendar Year Remuneration for Executive Management
Fixed
STI
LTI
8000
6000
4000
2000
0
1758
843
1548
1864
886
2276
2423
984
2163
Jan - Dec 2018 for 4 FTE
Jan - Dec 2019 for 5.5 FTE
Jan - Dec 2020 for 5 FTE

Contents
Letter to Shareholders
Overview
Agenda and proposals
Organizational notes
> Say on Pay

23

For more information Reach out to us Investor inquiries: ir@acimmune.com AC Immune SA EPFL Innovation Park Building B 1015 Lausanne Switzerland Phone: +41 21 345 91 21 www.acimmune.com